

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX ANNOUNCES THE CLOSING OF A $122 MILLION JOINT VENTURE IN THE NOTIKEWIN/FALHER IN THE WILLESDEN GREEN AREA AND IN THE CARDIUM IN THE BRAZEAU AREA

CALGARY, ALBERTA (June 27, 2013) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce it has **closed** a joint venture (the "Joint Venture") with Grafton Energy Co I Ltd. ("Grafton"), to accelerate development on a portion of Bellatrix's extensive undeveloped land holdings. The Joint Venture is in Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the agreement, Grafton will contribute 82%, or $100 million, to the $122 million Joint Venture to participate in an expected 29 Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% return on investment) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty ("GORR") on Bellatrix's pre-Joint Venture working interest. Grafton will have until September 15, 2013 to elect on an option to increase the committed capital investment by an additional **$100 million** on the same terms and conditions. Grafton shall also have an additional one-time option within 12 months of the effective date to increase its exposure by an additional **$50 million** on the same terms and conditions. The effective date of the agreement is July 1, 2013 and has a term of 2 years. If the $50 million option is exercised, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital (if the $100 million option is exercised it will not result in an extension of the term of the Joint Venture).

In the event Bellatrix fails to expend all of the commitment capital within 2 years of the closing date and if the funding period has not been otherwise terminated before such time in accordance with the terms of the Joint Venture, Grafton will be entitled to a non-performance payment from Bellatrix equal to 0.4 times the unspent capital. Should Grafton fail to fund as required in accordance with the Joint Venture, Bellatrix will have the option to terminate the funding period under the Joint Venture and if they do so Bellatrix shall be entitled to a non-funding payment from Grafton equal to 0.2 times of the unpaid commitment capital.

In certain circumstances if Bellatrix is in default of its commitments under the Joint Venture or there is a change of control of Bellatrix, Grafton shall have the right to cause Bellatrix to acquire Grafton's earned working interest or GORR, as applicable. Under certain circumstances if Grafton fails to fund in accordance with the Joint Venture, in addition to the non-funding payment, Bellatrix shall be entitled to elect to acquire Grafton's earned working interest or GORR, as applicable. The value paid under Grafton's put option and Bellatrix's call option shall depend on the circumstances and be based on formulas as set out in the Joint Venture.

As a result of the Joint Venture and based on the initial funding commitment, Bellatrix's updated net capital expenditure plan for 2013 is expected to be $210 to $220 million, not including Grafton capital. Based on the timing of proposed expenditures in the latter half of 2013, completion of anticipated infrastructure and normal production declines, execution of the updated 2013 capital expenditure plan is expected to provide average daily production of 23,000 to 24,000 boe/d and 2013 exit rate of 30,000 to 31,000 boe/d.

Bellatrix continues to consider alternative joint venture partners for the previously announced proposed Ferrier area Cardium Joint Venture as well as continuing to consider other joint venture partners for the Company's other interests in the Cardium resource play.

The Company has recently entered into three additional crude oil commodity price risk management arrangements as follows:

Type	Period	Volume	Price	Index
Crude Oil Fixed	Jul. 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$96.87 CDN/bbl	WTI
Crude Oil Fixed	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$94.00 CDN/bbl	WTI
Crude Oil Fixed	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$95.22 CDN/bbl	WTI

As at June 26, 2013, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	Jan. 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$ 94.50 CDN	$ 94.50 CDN	WTI
Crude oil fixed	Jul. 1, 2013 to Dec.31,2013	1,500 bbl/d	$ 96.87 CDN	$ 96.87 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 94.00 CDN	$ 94.00 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 95.22 CDN	$ 95.22 CDN	WTI
Crude oil call options (1)	Nov. 1, 2013 to Dec. 31, 2013	3,000 bbl/d	-	$ 110.00 US	WTI
Crude oil call options	Jan. 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$ 105.00 US	WTI
Natural gas fixed	Apr. 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	Apr. 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$ 3.095 CDN	$ 3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	Apr. 1, 2013 to Jun. 30, 2014	15,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO

(1) This crude oil call option for the period May 1 to October 31, 2013 was settled for $0.2 million.

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 692 net remaining Cardium locations and 401 net Notikewin/Falher locations representing net remaining capital requirements of $4.34 billion based on current costs. Based on the initial funding commitment, the Joint Venture represents approximately 2.7% of the aforementioned inventory. As at March 31, 2013, Bellatrix has approximately 205,113 net undeveloped acres and including all opportunities has approximately 1,700 net exploitation drilling opportunities identified, with capital requirements of $8.22 billion based on current costs representing over 40 years of drilling inventory based on current annual cash flow. The Company continues to focus on adding Cardium and Notikewin/Falher prospective lands.

The Company's updated corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

Grafton Asset Management Inc. ("Grafton") is an energy focused, Calgary-based investment management firm. Grafton creates bespoke energy investment solutions on behalf of sovereign, institutional and private clients through its proprietary access and intelligence in the Canadian energy sector. As a financial partner, Grafton provides both investors and energy companies with unique financing strategies to meet requisite investment mandates and a variety of risk parameters.

For all Grafton Asset Management Inc. inquiries, please direct your questions to Ashley Vickers, Investor Relations (ashley@graftonfunds.com, 403-991-4274 or 403-228-8247).

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
(www.bellatrixexploration.com)

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including anticipated 2013 average daily production and exit rate, 2013 capital expenditure budget, drilling inventory and amount of capital required to develop inventory and time for development may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks related to satisfaction of conditions precedent to the Joint Venture and related to closing thereof, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.